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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                       American Natural Energy Corporation
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                                (Name of Issuer)
                            8% Convertible Debentures
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                         (Title of Class of Securities)
                                     02860R
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                                 (CUSIP Number)
               Scott Larsen, Vice President, Phone: (214) 220-4323
                  2200 Ross Ave., Suite 4560E, Dallas, TX 75201
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                October 21, 2003
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             (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.           02860R
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      1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          TransAtlantic Petroleum Corp.
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      2.  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)
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      3.  SEC Use Only
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      4.  Source of Funds (See Instructions) WC
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      5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
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      6.  Citizenship or Place of Organization      Alberta, Canada
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Number of         7.  Sole Voting Power         6,842,795 (Upon conversion)
Shares            --------------------------------------------------------------
Beneficially
Owned by          8.  Shared Voting Power
Each              --------------------------------------------------------------
Reporting
Person            9.  Sole Dispositive Power    6,842,795 (Upon conversion)
With              --------------------------------------------------------------

                  10. Shared Dispositive Power
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      11. Aggregate Amount Beneficially Owned by Each Reporting Person
          6,842,795 (Upon conversion)
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      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
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

      13. Percent of Class Represented by Amount in Row (11)
          12.5%  (fully diluted basis)
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      14. Type of Reporting Person (See Instructions)

          CO
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      ITEM 1.   SECURITY AND ISSUER

      Security:  8% Convertible Debentures due September 30, 2005

      Issuer:  American Natural Energy Corporation

      Address:  7030 South Yale, Suite 404, Tulsa, OK  74136


      ITEM 2.   IDENTITY AND BACKGROUND

                (a) Name:  TransAtlantic Petroleum Corp.

                (b) Incorporation:   Alberta, Canada

                (c) Principal Business: oil & gas exploration and production

                (d) Address: 340 12th Ave. S.W., Suite 1550, Calgary, Alberta
                    T2R 1L5

                (e) TransAtlantic has no criminal convictions.

                    TransAtlantic has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a
                (f) judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,
                    federal or state securities laws or finding any violation with respect to such laws.

      ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Source of funds:   Working Capital

      Amount of funds: $3,000,000 TransAtlantic paid U.S. $3 million for its American Natural debentures; some of which was paid by setoff against outstanding indebtedness owed by American Natural to TransAtlantic and the balance was paid in cash.

      ITEM 4.   PURPOSE OF TRANSACTION

      TransAtlantic acquired the American Natural debentures for investment purposes and has no current plans to acquire additional securities, or control over additional securities of American Natural, although TransAtlantic may acquire or dispose of securities of American Natural from time to time in the future.

                (a) None

                (b) None

                (c) None

                (d) In connection with the issuance of the 8% Convertible
                    Debentures, the issuer elected 2 additional directors to its Board of Directors: John Fleming and Jules Poscente.
                    Mr. Fleming is also President and CEO of filer TransAtlantic Petroleum Corp.

                (e) As a result of the issuance of the 8% Convertible
                    Debentures, if the holders of the debentures convert to common stock, there would be an additional 26,666,667 shares added to the current shares outstanding (26,054,546 shares). No change to dividend policy.

                (f) None

                (g) None

                (h) None

                (i) None

                (j) None

      ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                (a) Aggregate number and percentage of the class of securities:
                    TransAtlantic owns $3 million of 8% Convertible Debentures out of a total of $12 million Convertible Debentures issued by American Natural (or 25%). The debentures have a conversion price of $0.45/share and a termination date of 9/30/05. This equates to beneficial ownership if all of the debentures were converted by TransAtlantic in American Natural of 6,666,667 shares of common stock (or 12.5% on a fully diluted basis).

                (b) TransAtlantic owns:

                    176,128 shares of common stock.

                    $3 million convertible debentures which are convertible to 6,666,667 shares.

                    Total beneficial ownership and sole power to vote equals 6,842,795 shares if and only if TransAtlantic exercises its right to convert the 8% Convertible Debentures to common stock. Currently, TransAtlantic has voting power of 176,128 shares. The 8% Convertible Debentures may be converted by TransAtlantic, may be called by the issuer under certain conditions or may be held until maturity at which time, the principal of $3 million would be repayable to TransAtlantic. The power to dispose of the 8% Convertible Debentures owned by TransAtlantic is vested in its Board of Directors.

                (c) TransAtlantic purchase of the Convertible Debentures
                    occurred October 21, 2003

                (d) No person has right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 8% Convertible Debentures or the common shares into which they may be converted.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) between TransAtlantic and the issuer or regarding securities of the issuer.

      The debentures are repayable on September 30, 2005 with interest payable quarterly commencing December 31, 2003 at 8% per annum. The outstanding principal of the debentures is convertible into common shares of ANEC at any time prior to maturity at a conversion price of US$0.45 per share, subject to antidilution adjustment, and the debentures are redeemable by ANEC at any time after October 1, 2004 if the average weighted price per share on the TSX Venture Exchange for a 20 consecutive trading day period prior to the date notice of redemption is given has exceeded 166 2/3% of the conversion price. The debentures and any common shares issued upon conversion of the debentures will be subject to a statutory hold period of four months under applicable Canadian securities legislation and stock exchange policies. The offer and sale of the Debentures was not registered under the US Securities Act of 1933, as amended, and the Debentures and the shares issuable on conversion may not be offered and sold free of any restrictions on resale under the Act absent registration under that Act or an applicable exemption from the registration requirements.

      The Debentures are issuable under a Trust Indenture (the "Indenture") dated October 8, 2003 between American Natural Energy Corporation and Computershare Trust Company of Canada. The Indenture sets out the rights of the holders including the rights of the debenture holders to convene meetings of the Debenture holders upon request by 25% or more of the Debenture holders. Pursuant to resolutions passed at such meetings by a specified majority of Debenture outstanding, which shall be binding upon all Debenture holders, the Debenture holders may agree to modifications, compromise or alteration of the Debenture rights and may sanction various activities of the issuer such as merger, reorganization or amalgamation.

      Mr. John Fleming, President and CEO of TransAtlantic, became a director of American Natural on October 21, 2003. Mr. Fleming owns 200,000 options of American Natural and purchased, indirectly through Bonanza Energy Ltd., $500,000 of 8% Convertible Debentures. TransAtlantic disclaims any beneficial interest in any American Natural securities owned by Mr. Fleming. Mr. Fleming disclaims any beneficial interest in any American Natural securities owned by TransAtlantic.

      ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

      None

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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      Date: November 13, 2003


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      Signature: Scott C. Larsen


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      Name/Title: Scott C. Larsen, Vice President

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

        ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                   FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
                 HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/FORMS/13D.HTM
                             LAST UPDATE: 12/05/2002